SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/4/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
713,493

8. SHARED VOTING POWER
608,571

9. SOLE DISPOSITIVE POWER
713,493
_______________________________________________________

10. SHARED DISPOSITIVE POWER
608,571



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,322,064 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.94%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
713,493

8. SHARED VOTING POWER
608,571

9. SOLE DISPOSITIVE POWER
713,493
_______________________________________________________

10. SHARED DISPOSITIVE POWER
608,571



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,322,064 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.94%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
713,493

8. SHARED VOTING POWER
608,571

9. SOLE DISPOSITIVE POWER
713,493
_______________________________________________________

10. SHARED DISPOSITIVE POWER
608,571



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,322,064 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.94%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________
7. SOLE VOTING POWER
713,493

8. SHARED VOTING POWER
608,571

9. SOLE DISPOSITIVE POWER
713,493
_______________________________________________________

10. SHARED DISPOSITIVE POWER
608,571



11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,322,064 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.94%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed December 14, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the company Secretary.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on September 8, 2015, there were 19,036,709 shares of common stock outstanding as of June 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of December 31, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,322,064 shares of JGV (representing 6.94% of JGV's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 1,322,064 shares of JGV include 713,493 shares (representing 3.76% of JGV's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Opportunity Income Plus, Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,322,064 shares of JGV beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 608,571 shares (representing 3.20% of JGV's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 713,493 shares. Bulldog Investors, LLC has shared power to dispose of and vote 608,571 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of JGV's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) Since the last filing on 12-14-15 the following shares of JGV were purchased:

Date:		        Shares:		Price:
12/14/15		62,508		10.4159
12/15/15		3,500		10.3828
12/16/15		11,513		10.4279
12/18/15		500		10.3900
12/22/15		19,989		10.6197
12/28/15		4,648		10.9072
12/29/15		21,598		10.9683
12/30/15		25,108		10.9690
12/31/15		1,000		10.8300



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/4/16

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.



Exhibit A:


Full Value Partners L.P., 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201) 556-0097 // pgoldstein@bulldoginvestors.com

January 4, 2016

Kevin J. McCarthy
Vice President and Secretary
Nuveen Global Equity Income Fund
333 West Wacker Drive
Chicago, Illinois 60606

Dear Mr. McCarthy:

  Full Value Partners L.P. is a member of the Bulldog Investors group whose most recent Schedule 13D for Nuveen Global Equity Income Fund (the "Fund") was filed on December 14, 2015. Please refer to that filing for additional information. Full Value Partners owns 100 shares of the Fund in registered name and 254,610 shares in street name. The Bulldog Investors group beneficially owns a total of 1,322,064 shares.

  We intend to appear in person or via proxy at the Fund's 2016 annual meeting to propose that "The board of trustees should consider adopting a plan to afford stockholders an opportunity to realize net asset value." The purpose of the proposal is self-evident.

  In addition, at the meeting, we intend to nominate the following four persons for election as trustees of the Fund:

   Gerald Hellerman (born 1937) - 5431 NW 21st Avenue, Boca Raton, FL 33496; Mr. Hellerman owned and served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, from 1993 to 2013. Mr. Hellerman is a director and chairman of the audit committee of Emergent Capital, Inc., a director and chairman of the Audit Committee of MVC Capital, Inc., a
   director    and chief compliance officer of the Mexico Equity and Income
   Fund, Inc. and    Special Opportunities Fund, Inc. a director and chairman
   of the audit committee    of Crossroads Capital, Inc., and a director of
   Ironsides Partners Opportunity    Offshore Fund. Mr. Hellerman also served
   as a financial analyst and later as a    branch chief with the U.S.
   Securities & Exchange Commission over a ten-year    period, as Special
   Financial Advisor to the U.S. Senate Subcommittee on    Antitrust and
   Monopoly for four years, and as the Chief Financial Analyst of the Antitrust Division of the U.S. Department of Justice for 17 years.

   Phillip Goldstein (born 1945) - Park 80 West, Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663; Mr. Goldstein is a member of Bulldog Investors, LLC, the investment adviser of Special Opportunities Fund, Inc. and the investment partnerships comprising the Bulldog Investors group of private funds. He also is a manager of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since 2012. Until 2012, Mr. Goldstein was a member of the general partners of several private funds in the Bulldog Investors group of private funds and in 2012 became a member of Bulldog Holdings, LLC which became the sole owner of such general partners. Mr. Goldstein has been a director of Special Opportunities Fund, Inc., a closed-end fund, since 2009, and the Mexico Equity and Income Fund, Inc., a closed-end fund, since 2001. He has also been a director of Emergent Capital, Inc., a specialty finance company, since 2012, and Brantley Capital Corporation until 2013.

   Richard Dayan (born 1943) - 241 West 37 Street, Suite 718, New York, NY 10018; Mr. Dayan has served for twenty-one years as the President and owner of Cactus Trading, an importer and exporter of clothing and accessories. Mr. Dayan formerly served for fifteen years as controller for Biltmore Textiles, a major textile company. Prior to that, he was an auditor for a public accounting firm. He has been a director of Emergent Capital, Inc., a specialty finance company, since June 2013.

   Jeff Anderson (born 1970) - 6060 Parkland Boulevard, Suite200, Cleveland, Ohio 44124. Mr. Anderson has been a portfolio manager for Ancora Advisors since May 2010. He has 16 years of experience in the event driven, special situations investing, with a focus on micro and small cap companies including closed-end funds. Mr. Anderson has advised boards as to best maximize shareholder value. Previously, he was a portfolio manager for Millennium Partners and prior to that, a co-portfolio manager at Kellogg Capital. Mr. Anderson is a Chartered Financial Analyst.

  Each of our nominees is a U.S. citizen. None of them is an interested person of the Fund or owns any shares of the Fund. There are no arrangements or understandings between any nominee and Full Value Partners in connection with the nominations nor are there any conflicts of interest that would prevent any nominee from acting in the best interest of the Fund.

  Please notify us as soon as possible if you would like any additional information. Thank you.

						Very truly yours,
 						/S/ Phillip Goldstein
						Phillip Goldstein
						Member of the General Partner